Exhibit 99.1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell Announces Results of its Cash Tender Offers for Six Series of Debt Securities

MONTRÉAL, June 3, 2026 – Bell Canada (“Bell” or the “Company”) today announced the release of the results of its previously announced six separate offers (the “Offers”) to purchase for cash the outstanding notes of the series listed in the table below (collectively, the “Notes”).

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 27, 2026 relating to the Notes (the “Offer to Purchase”) and the notice of guaranteed delivery attached as Appendix A thereto (together with the Offer to Purchase, the “Tender Offer Documents”). The Notes are unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc. (“BCE”), Bell’s parent company. Capitalized terms used but not defined in this press release have the meanings given to them in the Offer to Purchase.

The Offers expired at 5:00 p.m. (Eastern time) today, June 3, 2026 (the “Expiration Date”). The Guaranteed Delivery Date is 5:00 p.m. (Eastern time) on June 5, 2026. The Company will settle all Notes validly tendered for purchase and not validly withdrawn at or prior to the Expiration Date and accepted for purchase by the Company in such Offers on (i) June 5, 2026, with respect to any Notes validly tendered prior to the Expiration Date (the “Initial Settlement Date”) and (ii) June 9, 2026, with respect to any Notes validly tendered at or prior to the Guaranteed Delivery Date using the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) (the “Guaranteed Delivery Settlement Date”). Each of the Initial Settlement Date and the Guaranteed Delivery Settlement Date is herein referred to as a “Settlement Date” and collectively as the “Settlement Dates.”

According to information provided by D.F. King & Co., Inc., the Information and Tender Agent in connection with the Offers, US$877,543,000 combined aggregate principal amount of Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. In addition, US$24,212,000 combined aggregate principal amount of Notes were tendered pursuant to the Guaranteed Delivery Procedures and remain subject to the Holders’ performance of the delivery requirements under such procedures. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of Notes reflected in Notices of Guaranteed Delivery delivered at or prior to the Expiration Date pursuant to the Tender Offer Documents.

Acceptance Priority Level	Title of Notes	CUSIP / ISIN Nos.(1)	Principal Amount Outstanding	Total Consideration(2)	Principal Amount Tendered and Accepted(3)	Principal Amount Reflected in Notices of Guaranteed Delivery
1	3.200% Series US-6 Notes due 2052	0778FP AH2 / US0778FPAH21	US$458,981,000	US$665.35	US$83,960,000	US$551,000
2	3.650% Series US-7 Notes due 2052	0778FP AJ8 / US0778FPAJ86	US$532,590,000	US$717.98	US$142,850,000	US$250,000
3	3.650% Series US-4 Notes due 2051	0778FP AF6 / US0778FPAF64	US$421,391,000	US$724.86	US$109,129,000	US$0
4	4.300% Series US-2 Notes due 2049	0778FP AB5 / US0778FPAB50	US$425,659,000	US$810.81	US$97,881,000	US$22,000
5	2.150% Series US-5 Notes due 2032	0778FP AG4 / US0778FPAG48	US$417,027,000	US$875.60	US$91,012,000	US$14,999,000
6	4.646% Series US-1 Notes due 2048	0778FP AA7 / US0778FPAA77	US$1,150,000,000	US$836.38	US$352,711,000	US$8,390,000

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase.

(3)

The amounts exclude the principal amounts of Notes for which Holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Guaranteed Delivery Procedures. Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5:00 p.m. (Eastern time) on June 5.

Overall, US$877,543,000 aggregate principal amount of Notes have been accepted for purchase, excluding the Notes delivered pursuant to the Guaranteed Delivery Procedures. The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase, including the Maximum Purchase Condition, which has been satisfied with respect to the Offers for all series of Notes, and on the Company satisfying the Financing Condition. The Company expects the Financing Condition to be satisfied on or prior to the Initial Settlement Date upon the closing of its previously announced concurrent offerings of Cdn.$1.6 billion aggregate principal amount of MTN Debentures and US$650 million aggregate principal amount of U.S. senior notes. Accordingly, all Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Date are expected to be accepted for purchase.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes have been accepted for purchase in the Offers will receive the applicable Total Consideration specified in the table above for each US$1,000 principal amount of such Notes, which will be payable in cash on the applicable Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes have been accepted for purchase will be paid the Accrued Coupon Payment. Interest will cease to accrue on the Initial Settlement Date for all Notes accepted in the Offers, including those tendered pursuant to the Guaranteed Delivery Procedures. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depository Trust Company (“DTC”) or its participants.

The Company has retained BofA Securities, Inc., Citigroup Global Markets Inc., RBC Capital Markets, LLC and Wells Fargo Securities, LLC to act as lead dealer managers and Barclays Capital Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Desjardins Securities Inc., Mizuho Securities USA LLC, National Bank of Canada Financial Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc. and TD Securities (USA) LLC to act as co-dealer managers (collectively, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to BofA Securities, Inc. at +1 (888) 292-0070 (toll-free) or +1 (980) 387-3907 (collect), Citigroup Global Markets Inc. at +1 (800) 558-3745 (toll-free) or +1 (212) 723-6106 (collect), RBC Capital Markets, LLC at +1 (877) 381-2099 (toll-free) or +1 (212) 618-7843 (collect) or to Wells Fargo Securities, LLC at +1 (866) 309-6316 (toll-free) or +1 (704) 410-4235 (collect).

D.F. King & Co., Inc. is acting as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 257-2468 (for banks and brokers only) or +1 (800) 967-7635 (for all others toll-free), or by email at bell@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/bell.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. Upon such termination, any Notes blocked in DTC will be released.

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of BCE, the Company or any of their subsidiaries. The Offers were made solely pursuant to the Offer to Purchase. The Offers were not made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction.

Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to statements regarding the terms and conditions and timing for settlement of the Offers, including the acceptance for purchase of any Notes validly tendered and the expected Expiration Date and Settlement Dates thereof; the method by which the Company will fund the Offers and purchases thereunder; and the satisfaction or waiver of certain conditions of the Offers, including the Maximum Purchase Condition and the Financing Condition; and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The Company’s obligation to complete an Offer with respect to a particular series of Notes validly tendered is conditioned on the satisfaction of conditions described in the Offer to Purchase, including the Maximum Purchase Condition and the Financing Condition. Accordingly, there can be no assurance that repurchases of the Notes under the Offers will occur, or that they will occur at all or at the expected time indicated in this news release. For additional information on assumptions and risks underlying certain of the forward-looking statements made in this news release, please consult BCE’s 2025 Annual MD&A dated March 5, 2026, BCE’s First Quarter MD&A dated May 6, 2026 and BCE’s news release dated May 7, 2026 announcing its financial results for the first quarter of 2026, filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About Bell

Bell is Canada’s largest communications company1, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

Media Inquiries:

Ellen Murphy

media@bell.ca

Investor & Analyst Inquiries:

Krishna Somers

Krishna.somers@bell.ca